SilverCrest Appoints Clifford Lafleur as VP Technical Services

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - July 26, 2021 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce the appointment of Clifford Lafleur as Vice President of Technical Services.

Mr. Lafleur, P. Eng, has over 20 years of operational and technical experience (a majority underground) in the mining industry. He started his career as an international consultant specializing in mine planning and studies, moving to the operational side of the industry in 2007 where he has held roles of increasing responsibility in operations and technical management for precious and base metal mining companies with operations in Canada and Mexico. Prior to joining SilverCrest, Mr. Lafleur was Director of Mineral Resource Management and Mine Engineering at Torex Gold Resources, specifically in Mexico, for five years. He led technical teams in the generation of technical studies, including resources and reserves, life of mine planning, reconciliation, and strategic planning, while also setting professional standards for mine engineering and mine geology departments. Mr. Lafleur also led the design and supported operations in the build of Torex's El Limón Guajes underground mine in Mexico.

Mr. Lafleur is a member of the Professional Engineers of Ontario and graduated from Laurentian University in 1999 with a bachelor's degree in Mining Engineering.

Pierre Beaudoin, Chief Operating Officer remarked, "We are excited to have Cliff join our technical team as we gear up for the next phase of the Company. Cliff's expertise in underground mining operations, engineering and mine geology will add depth to our already experienced team."

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's top priority is on the high-grade, historic Las Chispas mining district in Sonora, Mexico, where it has completed a feasibility study on the Las Chispas Project and is proceeding with mine construction. Startup of production at the Las Chispas Mine is targeted for mid-2022. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1